Mail Stop 6010


	January 20, 2006


Daniel G. Hall, Esq.
General Counsel
Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093

Re:	Novoste Corporation
	Revised Schedule 14A - Preliminary Proxy Statement
	Filed January 6, 2006
	File No. 000-20727

Dear Mr. Hall:

      We have reviewed your revised filing and have the following comments. Where indicated, we think you should further revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the revised disclosure in response to comment 3; however, the revisions to the document do not prominently advise security holders of the context of the contest. Revise your introduction to address the contest and provide support for why you advise security holders not to vote the insurgent group`s card.

2. Please tell us your plans with respect to the insurgent group`s request to call a second special meeting for the election of directors and to combine this meeting with that second meeting.
In
addition, it appears you should revise the disclosure in connection with Proposal 4 to clarify any anti-takeover effects this proposal may have, as outlined in Exchange Act Release No. 15230 (October 13,
1978), "Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals." See prior comment 15.

We hold an unsecured promissory note..., page 22

3. We note your response to our prior comment 8. However, it is inappropriate for a risk factor to contain language that tends to mitigate the risk you discuss. Please move the added disclosure to a more appropriate location in your proxy statement.

Record Date; Shares Entitled to Vote; Quorum Requirements, page 25

4. We note the disclosure here and elsewhere in the document regarding broker non-votes. Please provide us with your analysis regarding whether brokers will have discretionary authority to vote on any of the six proposals. If they will, please revise the document to clarify with respect to which proposals brokers will be able to exercise discretionary authority to vote and clarify the discussion of broker non-votes accordingly.

Background of the Asset Sale Transaction, page 30

5. We note your response to our prior comment 9. You indicate in the added disclosure on page 34 that the November 30, 2005 amendments to the asset purchase agreement and the marketing representation agreement "among other things" had the effect of extending the respective termination dates in each of these agreements. Please confirm whether such amendments contained any other material changes, and if so, please supplement your discussion to include such disclosure. Please also update Annex A to include the most recent amendment to the asset purchase agreement.

Recommendation of our Board of Directors and Reasons for the Asset Sale Transaction, page 34

6. We note the disclosure you have added in response to our prior comment 10. Please further revise your disclosure with regard to your management`s and board of directors` analysis so that such analysis is more clearly reconcilable to your discussion under "Consideration" commencing on page 37.

7. Please revise your disclosure to clarify the role of Asante
Partners in connection with the asset sale transaction.

Recommendation of our Board of Directors and Reasons for the Dissolution, page 53

8. We note your added disclosure that "Novoste has significant
NOLs."
Please quantify the amount of the NOLs. Similarly, quantify the limitations upon your ability to use such NOLs that were triggered by the ownership changes that occurred on September 17, 2003. Also clarify what changes occurred on September 17, 2003 that led to such limitations.

9. We note your disclosure that "as a practical matter, Section
382
severely constrains the ability of Novoste to enter into any new transactions utilizing Novoste`s common stock..." and that "any resulting shift in the ownership of Novoste`s common stock might well lead to renewed application of Section 382, greatly reducing or eliminating the utility of the NOLs...". While we acknowledge your disclosure that "no viable transaction surfaced that would have enabled Novoste to make meaningful use of its NOLs" please enhance your disclosure to indicate whether there are any alternative transaction structures available that would allow you to capture the potential benefits of the NOLs, and quantify your anticipated limitation on the utility of the NOLs that would result from the renewed application of Section 382.

Form of Proxy

10. We note the revisions to the form of proxy and the document in response to comment 18. While we encourage the use of separate adjournment proposals in light of our position on unbundling, the two adjournment proposals here raise several issues.  For example, tell
us what happens if security holders vote in favor of an
adjournment
on one issue, but not the other. Can the company convene the meeting, hold a vote on certain proposals but not others, and adjourn the meeting until a later time to vote on the remaining
proposal(s)?
If so, would the company issue a new proxy card which contained only
one proposal or only certain proposals? If not, couldn`t security holders vote on all proposals again, perhaps changing the results of the initial vote?  Please provide us your analysis regarding how the
two adjournment proposals work together under state law and the securities laws. Also, please revise the discussion of Proposals 5 and 6 accordingly.

* * *

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct any questions to Tim Buchmiller at (202) 551-
3635
or to me at (202) 551-3444.

	Sincerely,



	Perry Hindin
	Special Counsel

cc:  	Joseph G. Connolly, Jr., Esq.

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Daniel G. Hall, Esq.
Novoste Corporation
January 20, 2006
Page 1